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17005504

SEC Mail Processing Section

FEB 23 2017

Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBT Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Poydras Street, Suite 1750
(No. and Street)

New Orleans	Louisiana	70112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yolanda B. Wessel 504-584-5888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	La	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leonard N. Alsfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBT Investments, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

MARGARET A. KAUL
Notary Public
Notary ID No. 144523
Jefferson Parish, Louisiana

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LaPorte
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
FBT Investments, Inc.

We have audited the accompanying statement of financial condition of FBT Investments, Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBT Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of FBT Investments, Inc.'s financial statements. The Supplemental Information is the responsibility of FBT Investments, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 13, 2017

FBT INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2016

Assets		
Cash and Cash Equivalents	$	60,428
Deposit Held at Clearing Broker		25,000
Money Market Investment Held at Clearing Broker		526,128
Receivable from Clearing and Other Brokers		72,486
Due from Related Parties		25,936
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $182,149		6,848
Other Assets		31,248
Total Assets	$	748,074
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	82,998
Commitments and Contingencies		-
Total Liabilities		82,998
Stockholder's Equity		
Common Stock - $1 Par Value; 1,334 Shares Authorized, Issued, and Outstanding		1,334
Additional Paid-In Capital		1,039,007
Accumulated Deficit		(375,265)
Total Stockholder's Equity		665,076
Total Liabilities and Stockholder's Equity	$	748,074

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Commission Income	$ 697,630
Fee Income	191,362
Interest, Dividends, and Other Income	10,124
Total Revenues	899,116
Expenses	
Employee Compensation and Benefits	559,872
Occupancy and Equipment	64,772
Fees	115,429
Other Operating Expenses	123,144
Total Expenses	863,217
Net Income	$ 35,899

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2015	$ 1,334	$ 1,039,007	$ (411,164)	$ 629,177
Distributions to Stockholder	-	-	-	-
Net Income	-	-	35,899	35,899
Balance - December 31, 2016	$ 1,334	$ 1,039,007	$ (375,265)	$ 665,076

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2016

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net Income	$	35,899
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation and Amortization		4,485
Increase in Receivable from Clearing and Other Brokers		(3,323)
Increase in Due from Related Parties		(4,851)
Decrease in Other Assets		7,709
Decrease in Accounts Payable and Accrued Expenses		(7,202)
Net Cash Provided by Operating Activities		32,717
Cash Flows from Investing Activities		
Increase in Money Market Investment, Net		(62,765)
Purchases of Furniture and Equipment		(2,123)
Net Cash Used in Investing Activities		(64,888)
Net Decrease in Cash and Cash Equivalents		(32,171)
Cash and Cash Equivalents, Beginning of Year		92,599
Cash and Cash Equivalents, End of Year	$	60,428

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company
FBT Investments, Inc. (the Company) is a wholly-owned subsidiary of First Bank and Trust (the Parent or FBT), a Louisiana chartered bank.

The Company provides retail brokerage services to customers primarily in Louisiana. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets ranging from five to ten years. Depreciation and amortization charged to operations amounted to $4,485 for the year ended December 31, 2016.

Major components of furniture and equipment are as follows:

Furniture	$ 28,210
Equipment	160,787
	188,997
Less Accumulated Depreciation	(182,149)
	$ 6,848

Income Taxes
The Company is an S Corporation for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax return of its stockholder.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commission income and expenses related to customers' securities transactions are reported on the trade date basis. Fee income is recorded as the related services are provided and fees are earned.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has also issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing; ASU 2016-11, Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting; and ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, all of which were issued to improve and clarify the guidance in ASU 2014-09. These ASUs are effective for years beginning after December 15, 2017, and will be adopted using either a full or modified retrospective approach. The Company is currently assessing the potential effects of these changes to its financial statements.

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal years beginning after December 15, 2019. The Company is evaluating the effect this ASU may have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on eight cash flow classification issues with the objective of reducing differences in practice. This ASU is effective for annual periods beginning after December 15, 2018, with early adoption permitted. Adoption is required to be on a retrospective basis, unless impracticable for any of the amendments, in which case a

Note 1. Summary of Significant Accounting Policies (continued)

prospective application is permitted. The Company is evaluating the impact of this ASU on its financial statements.

Note 2. Receivable from Clearing and Other Brokers

Receivable from clearing and other brokers represents uncollected commissions and fees due from the Company's clearing organization and other brokers.

Note 3. Agreement with Clearing Organization

The Company utilizes Pershing, LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $25,000. At December 31, 2016, $25,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to compensate Pershing, LLC on a "per transaction" basis with a minimum compensation of $25,000 per calendar quarter.

Note 4. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully-disclosed basis which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval, monitoring processes, and by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and positions when necessary.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2016, were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company's lease ended in April 2016. The Company now leases office space on a month-by-month basis.

Note 4. Commitments and Contingencies (continued)

Rent expense for 2016, totaled $25,195 and is included in the statement of income under occupancy and equipment expense.

Note 5. Income Taxes

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Company believes that it has appropriate support for any tax positions taken, and management has determined that there are no uncertain tax positions that are material to the financial statements.

Penalties and interest assessed by income taxing authorities, if any, would be included in income tax expense.

Note 6. Related Party Transactions

The Company's cash and cash equivalents at December 31, 2016, were held by FBT.

The Company has an agreement to provide management and support services to two affiliates. Fees for these services from affiliates totaled $100,400 for the year ended December 31, 2016 and is included in fee income on the statement of income. The Company was owed $25,936 for management and support services at December 31, 2016. This is included on the statement of financial condition.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $584,721, which was $534,721 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .14 to 1 at December 31, 2016.

Note 8. Employee Benefit Plan

The Company participates with its affiliates in a defined contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plan at its discretion, based on its profits for the year. Company contributions to the plan for the year ended December 31, 2016, totaled $8,647.

Note 9. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 8, 2017, the date these financial statements were available to be issued.

There were no material subsequent events that required recognition or additional disclosure in these financial statements.

FBT INVESTMENTS, INC.
Supplementary Information
December 31, 2016

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total Stockholder's Equity	$	665,076
Deductions and/or Charges		
Furniture and Equipment		(6,848)
Non-Allowable Receivables and Other Assets		(62,984)
Net Capital Before Haircuts on Securities Positions		595,244
Haircuts on Securities		(10,523)
Net Capital	$	584,721
Aggregate Indebtedness	$	82,998
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	50,000
Excess of Net Capital	$	534,721
Net Capital less 120% of Minimum Net Capital Requirement	$	524,721
Ratio: Aggregate Indebtedness to Net Capital		0.14 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	584,721
Net Capital Per Above	$	584,721

FBT INVESTMENTS, INC.
Supplementary Information
December 31, 2016

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

FBT Investments, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as FBT Investments, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2016, FBT Investments, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

FBT Investments, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as FBT Investments, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2016, FBT Investments, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

FBT Investments, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as FBT Investments, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2016, FBT Investments, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

FBT INVESTMENTS

FBT INVESTMENTS, INC.
Exemption Certification
For the Year Ended December 31, 2016

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Leonard N. Alsfeld, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to FBT Investments, Inc.

1. FBT Investments, Inc. claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. FBT Investments, Inc. met the above exemptive provisions throughout the most recent fiscal year without exception.

Signature

President and CEO
Title

909 Poydras Street, Suite 1750 New Orleans, LA 70112
p: 504.584.5888 f: 504.584.5887 toll free: (877) 809.8400 www.fbtinvestments.com

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
FBT Investments, Inc.

We have reviewed management's statements, included in the accompanying FBT Investments, Inc. Exemption Certification, in which (a) FBT Investments, Inc. identified the following provisions of 17 C.F.R. § 240. 15c3-3(k) under which FBT Investments, Inc. claimed an exemption from 17 C.F.R. § 240. 15c3-3: (2)(ii) (the exemption provisions) and (b) FBT Investments, Inc. stated that FBT Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FBT Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FBT Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240. 15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 13, 2017